February 11, 2026

Via EDGAR

Mr. Mitchell Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: AGM Group Holdings Inc.

Registration Statement on Form F-1

Filed January 29, 2026

File No. 333-293029

Dear team,

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, AGM Group Holdings Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-1, File No. 333- 293029, be accelerated by the Commission so that it will become effective at 4:00 p.m., Eastern Time, on February 13, 2026, or as soon thereafter as practicable, unless the Company notifies you otherwise prior to such time.

[Signature page follows]

Yours Sincerely

AGM Group Holdings Inc.

By:	/s/ Bo Zhu
Name:	Bo Zhu
Title:	Chief Executive Officer